Exhibit 99.1

Annual General Meeting 2007 ASX:PGL, NASDAQ:PGLA

Safe Harbor Statement This presentation contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration prior to the commercialization of any of our product candidates, including PI-88, the risk that the Phase 2 study results described herein are not predictive of the Phase 3 studies which we intend to initiate, risks attendant to delays in obtaining the necessary approvals for clinical testing of our product candidates, risks associated with delays in patient recruitment for our planned Phase 3 clinical and other trials, delays in the conduct and completion of our clinical trials, in particular ourplanned phase 3 clinical trials for PI-88, risks associated with our failure to demonstrate adequate efficacy and safety data in our planned phase 3 clinical trials to advance the development of PI-88, risks associated with our inability or failure to meet applicable regulatory standards and receive regulatory approval for commercialization of PI-88, risks associated with the market acceptance of PI-88, PI-166 and any of our other product candidates, if approved for commercialization, risks associated with our inability to manufacture or otherwise obtain adequate supplies of PI-88, our future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in our filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages. 2

Welcome AGM 2007 Agenda: Year in review PI-88 HCC Market Clinical Development Registration Manufacturing Commercialization Key Progen 2008 Milestones Progen Focus Areas: PI-88 series 500 Small Molecule Heparanase Inhibitors Future Growth 3

Investment Highlights Late stage clinical product Unmet need First to market US Fast Track Status EU Orphan Drug Status Expanding pipeline PG500 Series Heparanase inhibition program Actively scanning market for other growth opportunities In-licensing and M&A Cash Strongest financial position ever Fully funded PI-88 through Phase 3 plus PG500, Small Molecule Heparanase Inhibition Programs 4

Company Strategy To better cancer patients’ lives by providing improved oncology solutions Create long term shareholder value through the discovery and development of novel cancer therapeutics PI-88 SMALL MOLECULE HEPARANASE PROGRAM PG500 SERIES IN-LICENSING M&A GROWTH 5

Key 2007 Achievements Strong results Phase 2 trial Medigen royalty buyback Capital raising AU$98M AU$4.6M Australian Government P3 Grant PI-88 Phase 3 Clinical Advisory Board Quintiles Appointment Trial Material Produced Trial sites engaged Investigator meetings held Ethics and regulatory reviews underway On track for First Patient In (FPI) before year’s end Global US: FDA Fast Track Europe: EMEA Orphan Drug Phase 3 trial sites provide platform for global marketing North America Europe Asia South America 6

PI-88 Commercialization Summary We will be commercializing PI-88 with the support of partners WE WILL NOT MARKET, SELL, DISTRIBUTE OURSELVES Some key factors that determine the types of regional, global marketing and sales partnerships we will pursue include: HCC is a critical Asian disease HCC small but growing in USA and EU - hepatitis US, EU, AUS registration drive globalization Co-development / partnering for additional indications and incremental commercial opportunities Manufacturing strategy: currently assessing “Make vs Buy” optimization Minimize cost; ensure maintain low cost of goods Maximize flexibility Minimize risk 7

HCC Treatment Approaches: East & West


HCC
Diagnosis
Very early stage
Single, 2cm
Early stage
<= 3 nods, < 3cm
Intermediate stage
Multinodular
Advanced stage
Portal Invasion
Very advanced stage
Functional Impairment
EU / US
Resection
Liver Transplant
PEI / RF / TACE
Targeted Molecular Therapies
Asia
Liver Transplant
PEI / RF / TACE
Resection
Targeted Molecular Therapies
PI-88
Nexavar

- Recent increase in role of resection in EU & US – Approaching Asian model
- PI-88 success in delaying disease recurrence expected to increase resection use
  - PI-88 & Nexavar – Modes of Action different – potentially complimentary

Adapted from Bruix & Sherman, AASLD HCC Guidelines, 2005

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Liver Cancer Prevalence: Predominantly an Asian disease Approximately 600,000 New Cases Per Year - 2007 Europe 10% North America 4% South America 3% Asia 83% Source: Globocan, American Cancer Society 9

Primary Liver Cancer (HCC) and Treatment Penetration An Estimated 250,000 Treated New HCC Cases Per Year - 2007 North America 7% a Europe 18% South America 5% Asia 70% b a ~10% per annum increase in HCC patients due to Hep C infection b 20% of Chinese patients are likely to receive treatment 10

HCC Resections: First PI-88 Market Opportunity An estimated 65,000 resections per year - 2007 North America 5% South America 5% Europe 10% Asia 80% 11

PI-88 Value Chain Drivers Depend On: Clinical benefit demonstrated in Phase 3 Growth of resection market – Hep C North America & Europe changes in treatment regimes Economic development of China Penetration rates Success of PI-88 – more resections Marketing & sales strength of commercial partner Re-imbursement strategy Competitor positioning 12

High short-term recurrence risk profile patients demonstrate very strong PI-88 efficacy signal Total sample Control n=58 160mg n=56 Weeks P-value Log Rank HR Control/160mg   0.0867 2.936 1.70 Short-term recurrence high risk patients Control n=33 160mg n=36 Weeks P-value Log Rank HR Control/160mg   0.0107 6.520 2.37 13

Phase 3 Trial Design Characteristics Improved expected efficacy Until recurrence or trial completion 36 weeks Treatment time Normal Phase 3 range .80 to .90 .85 .80 Statistics (Beta – Type 2 error) Driver to registration strategy 14 (plus Japan) 1 Number of countries Broader recruitment & geographic coverage 60-70 6 Number of Sites Increased power 600 114 (two arms) Sample Size More rigorous statistical design Double-blinded placebo control Open-label, un-blinded Control arm Higher chance of success 15 months 12.4 months Control median recurrence rate Higher chance of success ~40% 78% DFS improvement FDA Standard .05 unspecified Statistics (alpha – Type 1 error) Faster, FDA support Event based Time based Design Impact Phase 3 Phase 2 Feature Phase 3 trial built on Phase 2 learnings to maximize probability of success 14

EU, US, AUS are Drivers to Global Registration and Commercialization Strategy USA FDA Fast-track designation Rest of Asia Japan separate registration strategy Rest of Europe South America Australia Trial design endorsed EU Orphan drug designation South America, Rest of Asia and the Rest of Europe registration will follow EU, US or Australian registration 15

PI-88 Phase 3 Trial Update: Status July 2007

Trial design	CAB Establishment	Protocol design and SPA process	Protocol lock
Trial processes	CROs selection	Analytical systems established	Implementation
Site enlistment	Site identification	Site recruitment	Site engagement
Trial registration	Regulatory submissions	Ethics review	Site initiation
Manufacturing	Intermediate production	PI-88 production	Fill and finish
Packaging	Package design	Package production	Distribution

Completed · In progress · Coming

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PI-88 Phase 3 Trial Update: November 2007 Since July, we have: Reviewed SPA feedback, integrated Fast Track implications and locked the protocol Met with regulators – Certain of DFS 1° end point and single pivotal trial acceptable Completed PI-88 Phase 3 trial material filling, packaging and started distribution Completed site recruitment Initiated ethics and trial regulatory review Ready to dose first patient before end 2007 17

PI-88 In Other Indications Prostate Phase 2 Investigator initiated trial No longer recruiting patients Data expected H1 2008 Melanoma Phase 2 Trial size expanded to improve statistical power US & Australian patient recruitment continuing to plan Trial completion expected H2 2008 18

Key 2007/2008 Milestones First-patient-in Phase 3 trial Dec 07 Prostate cancer trial H1 08 Melanoma trial H2 08 Phase 3 recruitment progress Periodic PG500 Series compound IND H2 08 Heparanase program decision H2 08 New Technology in-licensing As occur M&A growth opportunities As occur 19